Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a−12
of the Securities Exchange Act of 1934
Subject Company: DIRECTV
Commission File No.: 1-34554

The following is an email that was sent to AT&T employees:

Team: Today, we announced solid second-quarter financial results, driven by terrific wireless subscriber numbers and strong U-verse® growth. The big takeaway is how our move to simple pricing and no-device-subsidy plans is repositioning the wireless business model. The result – our best postpaid net adds in nearly five years and our best-ever churn.

	2Q 2014	2Q 2013	Diff
Total Revenues	$32.6B	$32.1B	+1.6%
Total Expenses	$27.0B	$26.0B	+3.8%
Diluted EPS	$0.68	$0.71	-4.2%
Adjusted EPS	$0.62	$0.67	-7.5%

 Our performance reflects your hard work:
● We added more than 1 million postpaid customers, most of them smartphones. Customers love our new Mobile Share ValueSM plans and AT&T NextSM, which lets them upgrade their devices as often as every year. Postpaid churn was a best-ever 0.86 percent and down from 1.02 percent a year ago.Total wireless revenues grew 3.7 percent.
 ●  Strong U-verse results continued to fuel growth in wireline consumer. Total U-verse revenues, including business, grew 24.8 percent year over year. U-verse annualized revenues are approaching $15 billion.
●  ABS continues to see no lift from the economy. However, revenues from strategic business services – such as VPN, Ethernet, cloud, U-verse, hosting and other advanced IP services - were up 13.5 percent from the year ago quarter.
These highlights only tell part of our growth story.
During the quarter, we announced our acquisition of DIRECTV to strengthen our position as a video provider, boost our ability to bundle broadband, mobility and video services, and allow us to reach 70 million customer locations with broadband.
Our Project VIP network investment plan continues to deliver. We now cover more than 290 million people with our nation's most reliable 4G LTE network.* Our expanded deployment of IP broadband and fiber is the foundation for continued U-verse and strategic business services growth.
Thank you for all of your hard work. I see it every day. And the results certainly bear this out. I’m counting on all of you to stay focused during the second half of this year on doing what we do best: delivering an effortless customer experience.

*Reliability based on nationwide carriers' 4G LTE
For additional informaiton on our second-quarter results, please go here

Postpaid net additions in 2Q, best in nearly 5 years
●  0.86 percent postpaid churn, best ever
●  Wireless revenues up 3.7 percent

U-verse High Speed Internet customers
  - Added 488K High Speed Internet customers
  - Added 190K new TV customers

Annualized revenues from strategic business services
●  Up 13.5 percent versus a year ago
●  Now more than 27 percent of wireline business revenues

People we now cover with our 4G LTE network

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.

This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s website at www.att.com/investor.relations.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T has filed a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://investor.directv.com.

Participants in Solicitation
AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger.